As filed with the Securities and Exchange Commission on February 14, 1997

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)




                                  Toy Biz, Inc.
                                (Name of Issuer)




                              Class A Common Stock
                         (Title of Class of Securities)




                                    892261108
                                 (CUSIP Number)





* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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----------------------------------------------
CUSIP No. 892261108                                     SCHEDULE 13G
----------------------------------------------


-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Zib Inc.

-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /


                                                                  (b) / /


-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
-------------------------------------------------------------------------------
2                  5          SOLE VOTING POWER
                                       0
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
                 --------------------------------------------------------------
                   6          SHARED VOTING POWER
                                      9,506,000
                 --------------------------------------------------------------
                   7          SOLE DISPOSITIVE POWER
                                      0
                 --------------------------------------------------------------
                   8          SHARED DISPOSITIVE POWER
                                      9,506,000
-------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 9,506,000
-------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  / /




-------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                46.7%
-------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*
      CO
-------------------------------------------------------------------------------

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

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----------------------------------------------
CUSIP No. 892261108                                     SCHEDULE 13G
----------------------------------------------


-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Isaac Perlmutter T.A.

-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /


                                                                    (b) / /


-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Florida
-------------------------------------------------------------------------------
2                   5          SOLE VOTING POWER
                                      0
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
                 --------------------------------------------------------------
                   6          SHARED VOTING POWER
                                      9,506,000
                 --------------------------------------------------------------
                   7          SOLE DISPOSITIVE POWER
                                      0
                 --------------------------------------------------------------
                   8          SHARED DISPOSITIVE POWER
                                      9,506,000
-------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 9,506,000
-------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  / /




-------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                46.7%
-------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*
      OO
-------------------------------------------------------------------------------

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

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




----------------------------------------------
CUSIP No. 892261108                                     SCHEDULE 13G
----------------------------------------------


-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Isaac Perlmutter

-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /


                                                                  (b) / /


-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
-------------------------------------------------------------------------------
2                   5          SOLE VOTING POWER
                                       0
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
 ERSON WITH
                  -------------------------------------------------------------
                    6          SHARED VOTING POWER
                                       9,506,000
                  -------------------------------------------------------------
                    7          SOLE DISPOSITIVE POWER
                                       0
                  -------------------------------------------------------------
                    8          SHARED DISPOSITIVE POWER
                                       9,506,000
-------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 9,506,000
-------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  / /




-------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                46.7%
-------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*
      IN
-------------------------------------------------------------------------------

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

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




----------------------------------------------
CUSIP No. 892261108                                     SCHEDULE 13G
----------------------------------------------



This Amendment No. 1 amends and supplements the Schedule 13G filed by Zib Inc., Isaac Perlmutter T.A. and Isaac Perlmutter on February 14, 1996 with respect to beneficial ownership of shares of Class A common stock, par value $.01 per share ("Class A Common Stock"), of Toy Biz, Inc.

Item 1(a).    Name of Issuer:

              Toy Biz, Inc. (the "Company")

Item 1(b).    Address of Issuer's Principal Executive Offices:

              333 East 38th Street
              New York, New York  10016

Item 2(a).    Name of Person Filing:

              Zib Inc., a Delaware corporation ("Zib"), is the security holder of record of the Common Stock (hereinafter defined) of the Company. Isaac Perlmutter T.A., a revocable Florida trust established by Mr. Isaac Perlmutter, is the sole stockholder of Zib. Mr. Perlmutter is a trustee and the sole beneficiary of the trust and may revoke the trust at any time.

Item 2(b).    Address of Principal Business Office or, if none, Residence:

              333 East 38th Street
              New York, New York 10016

Item 2(c).    Citizenship:

              Delaware

Item 2(d).    Title of Class of Securities:

              Class A Common Stock, $.01 par value per share (the "Common
              Stock")

Item 2(e).    CUSIP Number:

              892261108

Item 3.       Type of Reporting Person Filing Pursuant to Rule 13d-1(b) or
              13d-2(b):

              Not Applicable.

Item 4.       Ownership:

Item 4 is amended as follows:


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----------------------------------------------
CUSIP No. 892261108                                     SCHEDULE 13G
----------------------------------------------


         The information previously furnished in response to this Item 4 is amended to report beneficial ownership of the Class A Common Stock as of December 31, 1996 as follows:

              (a)  Amount Beneficially Owned as of December 31, 1996:
                   9,506,000 shares of Class A Common Stock

              (b)  Percent of Class:
                   46.7%

              (c)  Number of shares as to which the Reporting Person has:

                   (i) sole power to vote or to direct the vote  0

                   (ii) shared power to vote or to direct the vote  9,506,000(1)

                   (iii) sole power to dispose or to direct the disposition of 0

                   (iv) shared power to dispose or to direct the disposition of
                        9,506,000(1)

Item 5.        Ownership of Five Percent or Less of a Class:

               Not Applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reporting on By the Parent Holding
               Company:

               Not Applicable.

Item 8.        Identification and Classification of Members of the Group:

               Not Applicable.

--------

(1) Shared pursuant to (i) the Stock Purchase Agreement, dated November 20, 1996, by and among Andrews Group Incorporated, Isaac Perlmutter, Isaac Perlmutter T.A. and Zib Inc., which is incorporated herein by reference to Exhibit A to the Amendment No. 1 to Schedule 13D, dated November 20, 1996, filed by Andrews Group Incorporated and Mafco Holdings Inc., as reporting persons, with respect to the Class A Common Stock, par value $.01 per share, of Toy Biz, Inc., and (ii) the Amendment No. 1 to Stock Purchase Agreement, dated as of January 29, 1997, by and among Andrews Group Incorporated, Isaac Perlmutter, Isaac Perlmutter T.A. and Zib Inc., which is incorporated herein by reference to Exhibit (c)(11) to the Rule 13E-3 Transaction Statement filed with the Commission on January 30, 1997 by Andrews Group Incorporated, Andrews Acquisition Corp. and Toy Biz, Inc.

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----------------------------------------------
CUSIP No. 892261108                                     SCHEDULE 13G
----------------------------------------------


Item 9.       Notice of Dissolution of Group:

              Not Applicable.

Item 10.      Certification:

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



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



                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Dated:  February 14, 1997
                                              ZIB INC.



                                              By: /s/ Isaac Perlmutter
                                                  Name:  Isaac Perlmutter
                                                  Title: President




                                              ISAAC PERLMUTTER T.A.


                                              By: /s/ Isaac Perlmutter
                                                  Isaac Perlmutter, Trustee



                                                  /s/ Isaac Perlmutter
                                                  Isaac Perlmutter




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